AH
4-5 2004

04018114

SECUR... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED MAR 3 0 2004

SEC FILE NUMBER
8-65800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hall & Romkema Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Coolidge Road
(No. and Street)

East Lansing (City) Michigan (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Romkema 517-337-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meyaard Tolman Venlet p.c.
(Name – *if individual, state last, first, middle name*)

16 E. Main Avenue (Address) Zeeland (City) Michigan (State) 49464 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Romkema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hall & Romkema Financial Services, L.L.C.**, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal

Title

Notary Public 1/20/04

PAMELA J. MUENCHEN
Notary Public, Ingham Co., MI
My Comm. Expires Dec. 26, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.

SEC FILE NUMBER: 8-65800

FIRM ID: 124609

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

MEYAARD TOLMAN & VENLET p.c.
Certified Public Accountants
Zeeland, Michigan

TABLE OF CONTENTS

Meyaard Tolman
Venlet p.c.
CERTIFIED PUBLIC ACCOUNTANTS

GLENN MEYAARD, CPA
JAYNE E. VENLET, CPA

JERRY L. BROEKHUIS, CPA, MST
CHARLES D. OLSZEWSKI, CPA
ERIC R. SCHNEIDER, CPA

KENNETH TOLMAN, CPA (1959-2003)

INDEPENDENT AUDITOR'S REPORT

To the Members
Hall & Romkema Financial Services, L.L.C.
East Lansing, Michigan

We have audited the accompanying statement of financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2003 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Out audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of net capital, basic net capital requirement and aggregate indebtedness on pages 6 and 7, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such computations have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meyaard Tolman & Venlet p.c.

Meyaard Tolman & Venlet p.c.
Certified Public Accountants
March 15, 2004

16 E. MAIN AVENUE / P.O. BOX 320 / ZEELAND, MI 49464
PHONE (616) 772-1901 / FAX (616) 772-0048 / 1-800-320-6271

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT:		
Cash - operating	$	9,986
Prepaid expenses		3,356
Other current assets		6
Total Current Assets		13,348
OTHER:		
Clearing account deposit		15,001
TOTAL ASSETS	$	28,349

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Loan payable	$	15,888
Total Liabilities		15,888
MEMBERS' EQUITY		12,461
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	28,349

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

Beginning balance	$	16,360
Net loss		(60,234)
Member capital contributions		56,335
Ending balance	$	12,461

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES	$ -
GENERAL AND ADMIMISTRATIVE EXPENSES:	
Consulting services	36,893
Professional fees and licenses	7,316
Marketing costs	6,676
Publications/informational materials	3,463
Accounting services	1,490
Travel and entertainment	1,662
Printing	855
Online service	582
Miscellaneous	479
Office usage and supplies	457
Fidelity bond	369
Total General and Administrative Expenses	60,242
Operating Loss	(60,242)
OTHER INCOME	
Interest	8
NET LOSS	$ (60,234)

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (60,234)
Increase (decrease) in:	
Prepaid expenses	(3,355)
Other current assets	6,367
Net Cash Provided (Used) by Operating Activities	(57,222)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Clearing account deposit	(15,001)
Net Cash Provided (Used) by Investing Activities	(15,001)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' capital contributions	56,335
Proceeds from loan	15,888
Net Cash Provided (Used) by Financing Activities	72,223
Net increase (decrease) in cash	-
Cash, beginning	9,986
Cash, ending	$ 9,986

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total members' equity from statement of financial condition	$ 12,461
Deduct member's equity not allowable for net capital	-
Total members' equity qualified for net capital	12,461
Additions	-
Total capital and allowable subordinated liabilities	12,461
Deductions - nonallowable assets from statement of financial condition:	
Prepaid expenses	(3,356)
Net capital before haircuts on securities positions	9,105
Haircuts on securities	(300)
Net capital	$ 8,805

There are no material differences between above computation and the Company's computation as reported on Part II of Form X-17A-5.

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2003

Minimum net capital required:		
Total aggregate indebtedness	$ 15,888	
Applicable percentage	12.50%	
	1,986	
Minimum dollar net capital requirement	5,000	
Net capital requirement		$ 5,000
Excess net capital (net capital less net capital requirement)		3,805
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		7,216
120% of required net capital		6,000
Net capital in excess of 120% of required net capital		2,805

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 15,888
Additions	-
Total aggregate indebtedness	$ 15,888
Percentage of aggregate indebtedness to net capital	174%

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below:

NATURE OF OPERATIONS - The Company was formed as a limited liability corporation (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For purposes of the statement of cash flows, cash consists of amounts on deposit in a checking account.

CLEARING ACCOUNT DEPOSIT

The Company utilizes the services of a New York Stock Exchange member to act as their clearing agent for all customer security transactions. As security for this contractual relationship, the Company was required to deposit $15,000 with the clearing agent.

LOAN PAYABLE

The Company owes the Certified Public Accounting firm of Hall & Romkema, $15,888 at December 31, 2003. The loan is interest free, unsecured and due upon demand. This debt was incurred as a result of costs and expenses paid by the accounting firm in behalf of the Company during their start-up phase. See Related Party Transactions.

INCOME TAX

The Company has elected to be treated as a limited liability company (LLC) for tax purposes. Income taxes on the income of an LLC are the responsibility of the members of the Company. Therefore, no provision for federal income tax is recorded in the financial statements.

RELATED PARTY TRANSACTIONS

Three members, who collectively own 80% of the Company, are also owners of Hall & Romkema, a Certified Public Accounting Firm (the accounting firm). The Company shares office space with the accounting firm. A total of $400 was paid by the Company to the accounting firm for office usage and expenses.

The accounting firm paid various costs and expenses of the Company during their start-up phase, which have been, or will be reimbursed by the Company. The Company owes the accounting firm $15,888 at December 31, 2003 as a result of such transactions. See Loan Payable. Additionally, the Company incurred accounting fees of $1,490 and marketing expenses of $6,676 for services provided by the accounting firm during 2003.